UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended____________

Commission File Number____________

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 Avenue des Canadiens-de-Montréal, Suite 300

Montréal, Québec

H3B 2S2

416 464-4067

(Address and telephone number of registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	ODV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Registration Statement on Form 40-F of Osisko Development Corp., which was filed with the United States Securities and Exchange Commission on April 29, 2022 (the "Original Registration Statement" and, including any amendments thereto, the "Registration Statement"). This Amendment No. 1 is being filed solely to include certain additional exhibits with the Registration Statement that have become available since the filing of the Original Registration Statement and that the Registrant has made public pursuant to Canadian securities laws applicable to the Registrant, including a restated version of its Annual Information Form for the year ended December 31, 2021, filed as Exhibit 99.1 hereto, and a restated version of its Management's Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.2 hereto, each of which restates and supersedes in its entirety, Exhibit 99.1 and Exhibit 99.2, respectively, which were filed with the Original Registration Statement.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Registration Statement or reflect any events occurring after the filing of the Original Registration Statement. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Registration Statement.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Amendment No. 1 to the registration statement on Form 40-F.

Exhibits	Documents

99.1**	Restated Annual Information Form for the year ended December 31, 2021

99.2**	Restated Management's Discussion and Analysis for the year ended December 31, 2021

99.3*	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.4*	Management's Discussion and Analysis for the three and nine months ended September 30, 2021

99.5*	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021

99.6*	Management's Discussion and Analysis for the three and six months ended June 30, 2021

99.7*	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021

99.8*	Management's Discussion and Analysis for the three months ended March 31, 2021

99.9*	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021

99.10*	Management's Discussion and Analysis for the year ended December 31, 2020

99.11*	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.12*	Annual statement of payments dated August 13, 2021

99.13*	Annual statement of payments (amended) dated June 4, 2021

99.14*	Preliminary Short Form Prospectus of Osisko Development Corp. dated April 22, 2022

99.15*	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated March 2, 2022

99.16*	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated March 2, 2022

99.17*	Subscription Receipt Agreement among Osisko Development Corp., TSX Trust Company and Eight Capital dated March 2, 2022

99.18*	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated March 29, 2022

99.19*	Amending Agreement to the Subscription Receipt Agreement between Osisko Development Corp. and TSX Trust Company dated March 29, 2022

99.20*	Material change report dated April 8, 2022

99.21*	Management information circular dated March 24, 2022 with respect to the special meeting of Osisko Development Corp. shareholders held on April 26, 2022

99.22*	Management information circular dated March 29, 2021 with respect to the annual meeting of Osisko Development Corp. shareholders held on May 12, 2021

99.23*	Material change report dated March 14, 2022

99.24*	Material change report dated February 3, 2022

99.25*	Share Purchase Agreement among Osisko Development Corp., Osisko Utah LLC, Ruby Hollow LLC and Emerald Hollow LLC dated January 24, 2022

99.26*	Membership Interest Purchase Agreement among Osisko Development Corp., Osisko Utah LLC and IG Tintic LLC dated January 24, 2022

99.27*	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated September 30, 2021

99.28*	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated March 18, 2021

99.29*	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated February 5, 2021

99.30*	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated January 8, 2021

99.31*	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated December 30, 2020

99.32*	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated December 30, 2020

99.33*	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated December 30, 2020

99.34*	Material change report dated January 11, 2021

99.35*	Annual statement of payments dated May 28, 2020

99.36**	Consent of PricewaterhouseCoopers LLP

99.37*	Consent of Christine Beausoleil, P.Geo.

99.38**	Consent of Carl Pelletier, P.Geo.

99.39*	Consent of Leonardo de Souza, MAusIMM (CP)

99.40*	Consent of Maggie Layman, P.Geo.

99.41**	Certificate of Amendment

99.42**	Management's Discussion and Analysis for the three months ended March 31, 2022

99.43**	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022

99.44**	Press Release dated May 23, 2022

99.45**	NI 43-101 Technical Report on the Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada

99.46**	Consent of Aytaç Göksu

99.47**	Consent of John Cunning

99.48**	Consent of Kristin Salzsauler

99.49**	Consent of Thomas Rutkowski

99.50**	Consent of Colin Hardie

99.51**	Consent of Mathieu Belisle

99.52**	Consent of Vincent Nadeau-Benoit

99.53**	Consent of Eric Lecomte

99.54**	Consent of Tim Coleman

99.55**	Consent of Paul Gauthier

99.56**	Consent of Eric Poirier

99.57**	Consent of David Willms

99.58**	Consent of Michelle Liew

99.59**	Consent of Katherine Mueller

99.60**	Press Release dated May 24, 2022

________
* Previously filed.
** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.

/s/ Alexander Dann
Name: Alexander Dann
Title: Chief Financial Officer and VP Finance

Date: May 25, 2022